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 FORM 3
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                Section 17(a)
  of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                        Investment Company Act of 1940

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1. Name and Address of Reporting Person*   2. Date of Event Requiring    4. Issuer Name and Ticker or     6. If Amendment, Date
                                              Statement                     Trading Symbol                    of Original
ERHC Investment Group LLC
c/o Corporate Builders
----------------------------------------      (Month/Day/Year)           Environmental Remediation            (Month/Day/Year)
     (Last)     (First)     (Middle)            5/14/99                  Holding Corporation "ERHC"
                                                                         (OTCBB)
777 South Flagler Drive, Suite 909                                    ------------------------------
----------------------------------------
             (Street)                        ----------------------------  5. Relationship of Reporting     7. Individual or Joint/
                                             3. IRS or Social Security          Person to Issuer               Group Filing (Check
                                                Number of Reporting           (Check all applicable)           Applicable Line)
                                                                                         X
                                         Person (Voluntary)              ___ Director   ___  10% Owner       __ Form filed by One
West Palm Beach,   Florida     33401                                     ___ Officer    ___   Other             Reporting Person
                                                                                                             X
--------------------------------------     ----------------------------  (give title below)  (specify below) __ Form filed by More
      (City)      (State)      (Zip)                                                                            than One Reporting
                                                                               ---------------------------      Person
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                                                            TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
    Common stock, par value $.0001 per share     (Instr. 4)                      Indirect (I)               Ownership (Instr. 4)
                                                 See Attachment                  (Instr. 5)                 See Attachment
                                                                                 See Attachment
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*If the form is filed by more than one Reporting Person, see Instruction 5(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

                                                (Print or Type Responses)                               (Bulletin No. 177, 10-15-97)


FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

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Explanation of Responses:



                                                                                    See Attachment
**Intentional misstatements or omissions of facts constitute Federal Criminal      ------------------------------------   ----------
  Violations.                                                                      **Signature of Reporting Person          Date
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note. File three copies of this Form, one of which must be manually signed.                                        Page 2
  If space provided is insufficient, See Instruction 6 for procedure.                                   (Bulletin No. 177, 10-15-97)



Attachment to Form 3                                                 Page 1 of 5

              Reporting Person:  ERHC Investment Group LLC
                                 c/o Corporate Builders
                                 777 South Flagler Drive, Suite 909
                                 West Palm Beach, Florida 33401

                  Date of Event
           Requiring Statement:  May 14, 1999

                        Issuer: Environmental Remediation Holding Corporation "ERHC"(OTCBB)

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Additional Reporting Persons

         The initial statement of beneficial ownership of securities to which this is attached is filed on behalf of: ERHC Investment Group LLC, a limited liability company organized under the laws of the State of Delaware ("Investment Group I"); ERHC Investment Group II LLC, a limited liability company organized under the laws of the State of Delaware ("Investment Group II"); ERHC Investment Group A LLC, a limited liability company organized under the laws of the State of Delaware ("Investment Group A"); Samoa LLC, a limited liability company organized under the laws of the State of Delaware ("Samoa"); Ernest D. Chu, an individual citizen of the United States of America; Rene Eichenberger, an individual citizen of Switzerland; Daniel Levin, an individual citizen of Switzerland and Israel; Gregg Srinivasan, an individual citizen of the United States of America; Howard D. Talks, an individual citizen of the United States of America; and Noreen G. Wilson, an individual citizen of the United States of America (Investment Group I, Investment Group II, Investment Group A, Samoa, Messrs. Chu, Eichenberger, Levin, Srinivasan, and Talks, and Ms. Wilson are collectively referred to herein as "Reporting Persons").

     All of the membership interests in each of Investment Group I and Investment Group II are held by Samoa, Messrs. Chu, Eichenberger, and Talks, and Ms. Wilson. All of the voting membership interests in Investment Group A are held by Investment Group II. All of the membership interests in Samoa are held by Messrs. Levin and Srinivasan.

         Mr. Talks is the sole managing member of each of Investment Group I and Investment Group II. Investment Group II is the sole managing member of Investment Group A. Messrs. Levin and Srinivasan are the sole managing members of Samoa. None of Investment Group I, Investment Group II, Investment Group A, or Samoa have any other managers, directors, or executive officers.

         The sole purpose and business of each of Investment Group I, Investment Group II, and Investment Group A are acquiring, owning, holding, offering for sale, selling, assigning, pledging, financing, refinancing, and otherwise dealing with shares of common stock, par value $.0001 per share (the "Common Stock") of Environmental Remediation Holding Corporation ("Issuer"), and the principal business and principal

Attachment to Form 3                                                 Page 2 of 5

              Reporting Person:  ERHC Investment Group LLC
                                 c/o Corporate Builders
                                 777 South Flagler Drive, Suite 909
                                 West Palm Beach, Florida 33401

                  Date of Event
           Requiring Statement:  May 14, 1999

                        Issuer: Environmental Remediation Holding Corporation "ERHC"(OTCBB)

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executive offices of each such person are located at c/o Corporate Builders, 777
South Flagler Drive, Suite 909, West Palm Beach, Florida 33401. The sole purpose and business of Samoa are acquiring, owning, holding, offering for sale, selling, assigning, pledging, financing, refinancing, and otherwise dealing with the shares of or other equity interests in, among other companies, Investment Group I and Investment Group II, and the principal business and principal executive offices of such person are located at c/o Levin & Srinivasan LLP, 1776 Broadway, New York, New York 10019. Mr. Chu's present principal occupation is as a financial consultant, and his principal business address is c/o Corporate Builders, 777 South Flagler Drive, Suite 909, West Palm Beach, Florida 33401.
Mr. Eichenberger's present principal occupation is as a financial consultant, and his principal business address is c/o Corporate Builders, 777 South Flagler Drive, Suite 909, West Palm Beach, Florida 33401. Mr. Levin's present principal occupation is as an attorney, and his principal business address is c/o Levin & Srinivasan LLP, 1776 Broadway, New York, New York 10019. Mr. Srinivasan's present principal occupation is as an attorney, and his principal business address is c/o Levin & Srinivasan LLP, 1776 Broadway, New York, New York 10019. Mr. Talks's present principal occupation is as an investor, and his principal business address is c/o Corporate Builders, 777 South Flagler Drive, Suite 909, West Palm Beach, Florida 33401. Ms. Wilson's present principal occupation is as an investor, and her principal business address is 4718 Lillian Avenue, Palm Beach Gardens, Florida 33418.


Table I, Item 2

         Based upon information obtained from Issuer through its counsel: (i) the total number of shares of Common Stock issued and outstanding as of April 22, 1999, was 52,215,302; and (ii) the total number of shares of Common Stock outstanding as of April 22, 1999, on a fully-diluted basis assuming the exercise, conversion, or exchange of all outstanding options, warrants, convertible or exchangeable securities, and other rights, agreements, arrangements, or commitments of any kind, nature, or description whatsoever relating to the capital stock of Issuer or obligating Issuer to issue or sell any shares of capital stock of, or any other interest in, Issuer was 146,357,210.

Attachment to Form 3                                                 Page 3 of 5

              Reporting Person:  ERHC Investment Group LLC
                                 c/o Corporate Builders
                                 777 South Flagler Drive, Suite 909
                                 West Palm Beach, Florida 33401

                  Date of Event
           Requiring Statement:  May 14, 1999

                        Issuer: Environmental Remediation Holding Corporation "ERHC"(OTCBB)

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         Investment Group I is the direct beneficial holder of, and, through
Investment Group I, each other Reporting Person (other than Investment Group II and Investment Group A) may be deemed to be the indirect beneficial owner of, 62,724,519 shares of Common Stock, representing approximately 50.9 percent of the total number of shares of Common Stock issued and outstanding (and approximately 28.8 percent of the total number of shares of Common Stock outstanding on a fully-diluted basis) as of April 22, 1999; and Investment
Group A is the direct beneficial holder of, and, through Investment Group A, each other Reporting Person (other than Investment Group I) may be deemed to be the indirect beneficial owner of, 8,378,204 shares of Common Stock, representing approximately 6.8 percent of the total number of shares of Common Stock issued and outstanding (and approximately 3.9 percent of the total number of shares of Common Stock outstanding on a fully-diluted basis) as of April 22, 1999.

         In addition, Messrs. Chu, Eichenberger, and Talks and Ms. Wilson are the direct or indirect beneficial owners of a further 547,5000, 137,500, 1,427,500 and 11,019,505 shares of Common Stock, respectively, representing 0.4 percent, 0.1 percent, 1.2 percent and 8.9 percent, respectively, of the total number of shares of Common Stock issued and outstanding (and approximately 0.3 percent, 0.1 percent, 0.7 percent, and 5.1 percent, respectively, of the total number of shares of Common Stock outstanding on a fully-diluted basis) as of April 22, 1999. Each other Reporting Person hereby expressly disclaims beneficial ownership of all of the shares of Common Stock referred to in this paragraph and held by Messrs. Chu, Eichenberger, or Talks or Ms. Wilson, as the case may be.


Table I, Items 3 and 4

See "Additional Reporting Persons" and "Table I, Item 2", above.

Attachment to Form 3                                                 Page 4 of 5

              Reporting Person:  ERHC Investment Group LLC
                                 c/o Corporate Builders
                                 777 South Flagler Drive, Suite 909
                                 West Palm Beach, Florida 33401

                  Date of Event
           Requiring Statement:  May 14, 1999

                        Issuer: Environmental Remediation Holding Corporation "ERHC"(OTCBB)

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Signatures

ERHC INVESTMENT GROUP LLC


Dated May 25, 1999:                          By:  /s/  HOWARD D. TALKS
                                                  ----------------------
                                                  Howard D. Talks
                                                  Managing Member




                                             ERHC INVESTMENT GROUP II LLC


Dated May 25, 1999:                          By:  /s/  HOWARD D. TALKS
                                                  ----------------------
                                                  Howard D. Talks
                                                  Managing Member


                                              ERHC INVESTMENT GROUP A LLC

                                              By:  ERHC INVESTMENT GROUP II LLC


Dated May 25, 1999:                           By:  /s/  HOWARD D. TALKS
                                                   -----------------------------
                                                   Howard D. Talks
                                                   Managing Member

Attachment to Form 3                                                 Page 5 of 5

              Reporting Person:  ERHC Investment Group LLC
                                 c/o Corporate Builders
                                 777 South Flagler Drive, Suite 909
                                 West Palm Beach, Florida 33401

                  Date of Event
           Requiring Statement:  May 14, 1999

                        Issuer: Environmental Remediation Holding Corporation "ERHC"(OTCBB)

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                                                SAMOA LLC

Dated May 25, 1999:                             By:  /s/  DANIEL LEVIN
                                                     ---------------------------
                                                     Daniel Levin
                                                     Member


Dated May 25, 1999:                             /s/  ERNEST D. CHU
                                                --------------------------
                                                ERNEST D. CHU


Dated May 25, 1999:                             /s/  RENE EICHENBERGER
                                                --------------------------
                                                RENE EICHENBERGER


Dated May 25, 1999:                             /s/  DANIEL LEVIN
                                                --------------------------
                                                DANIEL LEVIN


Dated May 25, 1999:                             /s/  GREGG SRINIVASAN
                                                --------------------------
                                                GREGG SRINIVASAN


Dated May 25, 1999:                             /s/  HOWARD D. TALKS
                                                --------------------------
                                                HOWARD D. TALKS


Dated May 25, 1999:                             /s/  NOREEN G. WILSON
                                                --------------------------
                                                NOREEN G. WILSON